SUBSCRIPTION AGREEMENT


         This Agreement is made as of the 10th day of October, 2002 between John Hancock Advisers, LLC, a Delaware limited liability company (the "Adviser"), and John Hancock Preferred Income Fund II, a Massachusetts business trust (the "Trust").

         WHEREAS, the Trust wishes to sell to the Adviser, and the Adviser wishes to purchase from the Trust, $153,015 of common shares of beneficial interest, no par value, of the Trust (6,409 common shares at a purchase price of $23.875 per share (collectively, the "Shares")); and

         WHEREAS, the Adviser is purchasing the Shares for the purpose of providing the initial capitalization of the Trust as required by the Investment Company Act of 1940;

         NOW, THEREFORE, the parties hereto agree as follows:

       1. Simultaneously with the execution of this Agreement, the Adviser is delivering to the Trust a check in the amount of $153,015 in full payment for the Shares.

       2. The Adviser agrees that it is purchasing the Shares for investment and has no present intention of reselling the Shares.



       Executed as of the date first set forth above.


                                JOHN HANCOCK ADVISERS, LLC


                                          /s/ Maureen R. Ford
                                 -----------------------------------------------
                                 By:      Maureen R. Ford
                                 Its:     Chairman, President and
                                          Chief Executive Officer


                                 JOHN HANCOCK PREFERRED INCOME FUND II


                                          /s/ Susan S. Newton
                                 -----------------------------------------------
                                 By:      Susan S. Newton
                                 Its:     Senior Vice President, Secretary and
                                          Chief Legal Officer